CUSIP No. 58441K100	SCHEDULE 13D	Page 1 of 8

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MEDIA GENERAL INC.

 (Name of Issuer)

Voting Common Stock, no par value

(Title of Class of Securities)

58441K100

(CUSIP Number)

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-610-9177

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58441K100	SCHEDULE 13D	Page 2 of 8

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 18,878,209 shares of Voting Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 18,878,209 shares of Voting Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,878,209 shares of Voting Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 14.5%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. 58441K100	SCHEDULE 13D	Page 3 of 8

1	Names of Reporting Persons. Standard General Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 18,878,209 shares of Voting Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 18,878,209 shares of Voting Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,878,209 shares of Voting Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 14.5%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 58441K100	SCHEDULE 13D	Page 4 of 8

1	Names of Reporting Persons. Standard General Communications LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 15,128,683 shares of Voting Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 15,128,683 shares of Voting Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,128,683 shares of Voting Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions [ ]
13	Percent of Class Represented by Amount in Row (11) 11.6%
14	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No. 58441K100	SCHEDULE 13D	Page 5 of 8

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 18,878,209 shares of Voting Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 18,878,209 shares of Voting Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,878,209 shares of Voting Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 14.5%
14	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 58441K100	SCHEDULE 13D	Page 6 of 8

Item 1.                      Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to shares of Voting Common Stock, no par value (the “Voting Common Stock”), of Media General, Inc. , a Virginia corporation formerly known as Mercury New Holdco, Inc. (the “Issuer”).  This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Original Schedule 13D”) which was originally filed on November 22, 2013 in respect of the shares of Voting Common Stock, no par value, of a predecessor to the Issuer, which Original Schedule 13D was amended by Amendment No.1 filed on March 25, 2014 and by Amendment No.2 filed on December 31, 2014 (the Original Schedule 13D, as so amended, the “Schedule 13D”).  Unless otherwise defined herein, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

This Amendment is being filed to amend and supplement Items  4, 5 , 6 and 7 of the Schedule 13D as set forth below.

Item 4.                      Purpose of Transaction

On March 31, 2014, the SG Communications entered into an Underwriting Agreement (the “Underwriting Agreement”) with the Issuer and RBC Capital Markets, LLC (the “Underwriter”), as representative of the several underwriters named in Exhibit A thereto, pursuant to which SG Communications agreed to sell 6,800,000 shares of the Voting Common Stock to the Underwriter at a price of $16.00 per share (less underwriting discount) in connection with an underwritten sale of such shares pursuant to a registration statement filed under the Securities Act of 1933, as amended.  SG Communications also granted the Underwriter a 30-day option to purchase up to an additional 1,020,000 shares of Voting Common Stock at the same price per share  (less underwriting discount), which option has been exercised by the Underwriters.  The closing of the sale of all of such shares is expected to occur on or about April 7, 2015.

The Underwriting Agreement contains customary representations, warranties, indemnification provisions and closing conditions.  The foregoing description of the Underwriting Agreement is not complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on April 2, 2015, and incorporated herein by this reference.

The Reporting Persons may dispose of any or all of the shares of Voting Common Stock and other securities of the Issuer held by them at any time or may acquire additional shares of Voting Stock or securities of the Issuer from time to time (including, without limitation, securities granted to Mr. Kim in connection with his service as a director of the Issuer).  The Reporting Persons may also sell, transfer, lend, pledge or otherwise hypothecate shares of Voting Stock or securities of the Issuer to one or more affiliates from time to time

The Reporting Persons intend to evaluate on an ongoing basis their investment in the Issuer and their options with respect to such investment.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time.  Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5.                      Interest in Securities of the Issuer

(a) and (b)  See Items 7-11 of the cover pages to this Amendment No. 3 and Item 2 of the Schedule 13D.  The SG Fund and SG Communications hold 3,749,526 and 15,128,683 shares of Voting Common Stock, respectively.  The SG Fund may be deemed to beneficially own the shares of Voting Common Stock held by SG Communications, and Standard General and Mr. Kim may be deemed to beneficially own the shares of Voting Common Stock beneficially owned by the Funds.

CUSIP No. 58441K100	SCHEDULE 13D	Page 7 of 8

Pursuant to Rule 13d-4, each of the Reporting Persons expressly declares that this Schedule 13D and any amendments hereto shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities reported herein (or for any other purpose), except to the extent of its or his pecuniary interest in such shares.

The percentage calculations herein are based on a statement by the issuer in the prospectus supplement dated March 31, 2015 and filed by the Issuer with the Commission on such April 2, 2015 that there are a total of 130,293,081 shares of Voting Common Stock outstanding .

(c)  The Reporting Persons did not engage in any transactions involving securities of the Issuer during the sixty day period prior to the filing of this Schedule 13D, except as described in Item 4 above.

Item 6.             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above is hereby incorporated herein by reference .

Item 7.             Material to Be Filed as Exhibits

Exhibit 99.1
Underwriting Agreement, incorporated herein by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on April 2, 2015.

CUSIP No. 58441K100	SCHEDULE 13D	Page 8 of 8

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date:  April 2, 2015

STANDARD GENERAL L.P.
By: Standard General Holdings L.P., its General Partner
By: Standard General S Corp, its General Partner

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Director

STANDARD GENERAL FUND L.P.
By: Standard General L.P., its Manager
By: Standard General Holdings L.P., its General Partner
By: Standard General S Corp, its General Partner

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Director

STANDARD GENERAL COMMUNICATIONS LLC

By: Standard General L.P., its Manager
By: Standard General Holdings L.P., its General Partner
By: Standard General S Corp, its General Partner

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Director

/s/ Soohyung Kim
Soohyung Kim